130 Adelaide St. West, Suite 1901, Toronto, ON M5H 3P5 Tel: (416) 364-4938 º Fax: (416) 364-5162 www.AvalonAdvancedMaterials.com º office@AvalonAM.com

March 7, 2019

FILED ON EDGAR

Division of Corporation Finance
Office of Beverages, Apparel, and Mining
United States Securities and Exchange Commission

Re:	Responses to the Securities and Exchange Commission
Staff Comments dated February 26, 2019, regarding Avalon Advanced Materials Inc.
Form 20 -F for Fiscal Year Ended August 31, 2018
Filed November 28, 2018
File No. 001-35001

Dear Sir/Madam:

This letter is in response to the staff’s comments set out in your letter dated February 26, 2019 regarding the annual report on Form 20-F of Avalon Advanced Materials Inc. (“Avalon” or the “Company”).

To facilitate the staff’s review, we have included in this letter the captions and numbered comments from the comment letter in bold text and provided Avalon’s responses immediately following each numbered comment.

Our responses are as follows:

Form 20-F for the Year Ended August 31, 2018
Mineral Reserve Estimate, page 46

Staff Comment No. 1.

We note the significant decline in commodity pricing since the effective date of your feasibility study in 2013 relating to the Nechalacho Project. Please discuss and provide a chart or graph presenting the historical pricing for your salable commodities referenced in footnote 6 to the table on page 46 since the effective date of your feasibility study. See Regulation S-K Item 303(a) (3) and the Instructions to Item 303(a).

Avalon’s Response:

We will undertake to include this analysis in our August 31, 2019 Form 20-F.

March 7, 2019
Division of Corporation Finance
Office of Beverages, Apparel, and Mining
United States Securities and Exchange Commission
Page 2

Thank you for your review of the filing. If you should have any questions regarding the response letter, please do not hesitate to contact the undersigned at (416) 364-4938.

Yours very truly,

(signed) “R. James Andersen”
R. James Andersen
Vice President, Finance
Chief Financial Officer